As filed with the Securities and Exchange Commission on August 16, 1994
                                                    Registration No. 33-54433
==============================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                              Amendment No. 1
                                    to
                                 FORM S-3
                          REGISTRATION STATEMENT
                                   UNDER
                        THE SECURITIES ACT OF 1933

                             -----------------

                             C-TEC CORPORATION
            (Exact name of Registrant as specified in its charter)

             Pennsylvania                          23-2093008
    (State or other jurisdiction of             (I.R.S. Employer
    incorporation or organization)             Identification No.)

                             46 Public Square
                               P.O. Box 3000
                   Wilkes-Barre, Pennsylvania 18703-3000
                              (717) 825-1100
            (Address, including zip code, and telephone number,
     including area code of Registrant's principal executive offices)

                             -----------------

                            Raymond B. Ostroski
                    Vice President and General Counsel
                             C-TEC Corporation
                             46 Public Square
                               P.O. Box 3000
                   Wilkes-Barre, Pennsylvania 18703-3000
                              (717) 825-1100
         (Name, address, including zip code, and telephone number,
                including area code, of agent for service)

                             -----------------

                                 Copy to:
                             Peter R. Douglas
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York 10017
                              (212) 450-4000

                             -----------------

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ( )

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ( )

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


PROSPECTUS (Subject to Completion)                                      [LOGO]
Issued August 16, 1994


                               [        ] Shares
                               C-TEC Corporation
                                 Common Stock

                               -----------------


      C-TEC Corporation, a Pennsylvania corporation (the "Company"), is distributing to holders of record of shares of its Common Stock, par value $1.00 per share (the "Common Stock"), and to holders of record of shares of its Class B Common Stock, par value $1.00 per share (the "Class B Stock", and collectively with the Common Stock, the "Company Stock"), transferable subscription rights (the "Rights") to subscribe for and purchase additional
shares of the Common Stock for a price of $[   ] per share (the "Subscription
Price").  Such shareholders will receive [   ] Rights for every [   ] shares
of Company Stock held by them as of the close of business on [        ], 1994
[the effective date of the Registration Statement of which this Prospectus forms a part] (the "Record Date"). No fractional Rights or cash in lieu thereof will be distributed or paid by the Company. The number of Rights distributed by the Company to each record holder (a "Holder") of Company Stock will be rounded up to the nearest whole number. Rights holders may purchase one share of Common Stock for each whole Right held. Each Right also carries the right to subscribe (the "Oversubscription Privilege") at the Subscription Price for shares of Common Stock that are not otherwise purchased pursuant to the exercise of Rights. See "The Rights Offering--Subscription Privileges--Oversubscription Privilege." The Rights will be evidenced by transferable certificates. Once a holder has exercised any Rights, such exercise may not be revoked. There can be no assurance that the Company will receive any proceeds from the exercise of the Rights.


      The Rights will expire at 5:00 p.m., New York City time, on [        ],
1994 [21 calendar days after the Record Date] (the "Expiration Date"). Shareholders who do not exercise or sell their Rights will relinquish the value inherent in the Rights. Accordingly, shareholders are strongly urged to exercise or sell their Rights. See "Investment Considerations--Dilution."


      As of August 16, 1994, RCN Corporation, a Delaware corporation ("RCN"), owns directly or indirectly, 600,768 shares of Common Stock, representing 7.5% of the outstanding Common Stock, and 5,094,223 shares of Class B Stock,
representing 59.6% of the outstanding Class B Stock.  RCN will receive [     ]
Rights in respect of the shares of Company Stock it owns, and such Rights represent 34.5% of the total Rights to be distributed. RCN has informed the Company that it intends to exercise the Rights it receives for an aggregate
subscription price of $[        ].  The Common Stock has less voting power per
share than the Class B Stock. See "Description of Capital Stock--Voting Rights and Powers." As a result of its ownership of 59.6% of the Class B Stock and 7.5% of the Common Stock, RCN has, and after the Rights Offering will have, effective control of the Company.

      The principal market for the Common Stock is The NASDAQ Stock Market's National Market ("NASDAQ"). It is anticipated that the Rights will trade on NASDAQ under the symbol "CTEXR." One registered broker-dealer has indicated to the Company that it intends to make a market in the Rights. There can be no assurance, however, that a market for the Rights will develop. Rights may also be sold in over-the-counter and private sales transactions. Orders to sell Rights must be received by the Subscription Agent (as hereinafter
defined) not later than 11:00 a.m. on [       ], 1994, if a holder wishes to
sell Rights through the Subscription Agent. On June 30, 1994, the last day on which trade prices were reported prior to the public announcement of the Rights Offering, the closing sale price of the Common Stock on NASDAQ was
$25.25 per share.  On [        ], 1994, the closing sale price of the Common
Stock on NASDAQ was $[   ] per share.


                               -----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               -----------------

   SHAREHOLDERS WHO DO NOT EXERCISE THEIR RIGHTS IN FULL WILL EXPERIENCE
    DILUTION IN THEIR RELATIVE PERCENTAGE OWNERSHIP IN THE COMPANY UPON ISSUANCE OF THE COMMON STOCK TO SHAREHOLDERS EXERCISING THEIR RIGHTS.

                               -----------------

     BEFORE MAKING AN INVESTMENT DECISION, POTENTIAL INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH IN "INVESTMENT CONSIDERATIONS"
     IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS

                                                          Underwriting Discounts        Proceeds to the
                                   Price to Public          and Commissions (1)            Company(2)
                                   ---------------        ----------------------        ---------------
Per Share...............           $                      N/A                           $
Total...................           $                      N/A                           $

(1)   See "Plan of Distribution" for information with respect to contingent fees payable by the Company.

(2)   Before deduction of estimated expenses of $[        ] payable by the Company, including registration fees,
      listing fees, financial advisory, legal and accounting fees, subscription agent fees, information agent fees, soliciting dealer fees, printing expenses and other miscellaneous fees and expenses.

                               -----------------

               The date of this Prospectus is [        ], 1994.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained upon written request addressed to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. The Company's Common Stock is quoted on NASDAQ and such reports, proxy statements and other information can also be inspected at the offices of NASDAQ Operations, 1735 K Street, N.W., Washington, D.C. 20006.

      The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock issuable upon exercise of the Rights. This Prospectus does not contain all the information set forth in the Registration Statement. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Prospectus or in any document incorporated in this Prospectus by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                      DOCUMENTS INCORPORATED BY REFERENCE


      The following documents filed by the Company (File No. 0-11053) with the Commission pursuant to Section 13 of the Exchange Act are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1993, (ii) the Company's Proxy Statement dated March 15, 1994, and (iii) the Company's Quarterly Reports on Form 10-Q/A and Form 10-Q for the quarters ended March 31, 1994, as amended, and June
30, 1994, respectively.


      All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


      This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company will provide without charge to each person, including each beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been incorporated by reference into this Prospectus except the exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates. Telephone requests for such copies should be directed to the Information Agent at (212) 929-5500 or (800) 322-2885, or, if made in writing, to MacKenzie Partners, Inc., 156 Fifth Avenue, 9th Floor, New York, NY 10010. Such requests may also be directed to Raymond B. Ostroski, Vice President and General Counsel at (717) 825-1186 or, if made in writing, to C-TEC Corporation, 46 Public Square, P.O. Box 3000, Wilkes-Barre, Pennsylvania 18703-3000, attention: Raymond B. Ostroski, Vice President and General Counsel.


                              PROSPECTUS SUMMARY

            The following material is qualified in its entirety by the information appearing elsewhere in this Prospectus and in the documents incorporated in this Prospectus by reference.

                                  THE COMPANY

      The Company was organized in 1979 and is incorporated under the laws of the Commonwealth of Pennsylvania. The Company is a holding company with wholly owned subsidiaries which are engaged in various aspects of the telecommunications industry and which are organized into five principal groups
- - Telephone, Cable, Communications Services, Mobile Services, and Long Distance. Through its wholly owned subsidiaries, the Company also has ownership interests in a number of other entities providing telecommunications services.


      The Telephone Group consists of a Pennsylvania public utility providing local telephone service to a 19 county, 5,067 square mile service territory in Pennsylvania. As of June 30, 1994, the Telephone Group serviced approximately 215,000 main access lines. Of these 168,000 were residential and 47,000 were primarily related to business. This Group's operating territory is rural, containing only 42.4 access lines per square mile as compared to a Pennsylvania average of approximately 151.0 lines per square mile. The Group's 79 central offices serve an average of approximately 2,700 lines and 65 square miles.

      The Cable Group is a cable television operator with cable television systems located in the States of New York, New Jersey, Michigan and Delaware. The Group owns and operates cable television systems serving approximately 236,000 customers and manages cable television systems with an additional 36,000 customers, ranking it among the top 35 multiple system operators in the United States.


      The Communications Services Group presently carries out business principally in the Northeastern United States providing telecommunications related engineering and technical services. These services are provided out of the Group headquarters in Wilkes-Barre, Pennsylvania, and regional offices in Pennsylvania, New York City and Virginia.


      The Mobile Services Group currently operates cellular telephone systems in metropolitan statistical areas ("MSAs") and rural statistical areas ("RSAs") throughout eight counties in Northeastern and Central Pennsylvania and 24 counties in Southeast Iowa, serving a total population of 1.5 million. The Group also operates paging and message management services in Northeastern Pennsylvania. On April 1, 1994, the Company signed a definitive agreement for the sale of its cellular properties to Independent Cellular Network, Inc. ("ICN") for approximately $182.5 million, subject to certain adjustments. The sale is subject to Federal Communications Commission ("FCC"), antitrust and other approvals. For information on the pro forma effect of such agreed sale, see "Pro Forma Condensed Consolidated Financial Statements."

      The Long Distance Group principally operates in Pennsylvania. The Group began operations in 1990 by servicing the local service area of the Telephone Group. In late 1992, the Long Distance Group entered the Wilkes-Barre/Scranton territory served by Bell Atlantic. In late 1993, the Group established sales offices in additional markets in Philadelphia, Pittsburgh, Harrisburg and Allentown. The primary focus in these markets is providing service to residential and business customers.

      The Company believes that the long term competitiveness of telecommunications systems will be based upon the capacity to provide voice, video and data services over a single network (a "Full Service Network"). Although still in the formative stages, Full Service Networks will combine key attributes of the cable television and telephone networks and businesses including the high capacity of cable television networks and the access to switching of telephone networks. The Company believes that because of its experience in the design, construction and operation of both telephone and cable television systems, it is well positioned to implement competitive Full Service Networks designed around such systems or other platforms. The Company intends to develop Full Service Networks utilizing certain of the Company's cable television and telephone systems or other platforms, to expand the footprint available for upgrade through acquisitions, joint ventures and similar strategic investments and to implement these expanded services at an early stage relative to its competitors.

      On or about October 29, 1993, RCN acquired 600,768 shares of Common Stock and 5,094,223 shares of Class B Stock of the Company from a group consisting of Andrew J. Sordoni III, William B. Sordoni, Stephen Sordoni and Charles E. Parente (including entities wholly owned or controlled by any one or more of them) (the "Sellers") pursuant to the terms of the Stock Purchase Agreement dated June 17, 1993 among the Sellers, RCN and Kiewit Diversified Group, Inc. The purchase price paid by RCN was $202,327,191 and the source of such funds was RCN's and its affiliates' working capital. This transaction represented approximately 34% of the equity and approximately 57% of the voting control of the Company. RCN nominees currently constitute a majority of the Board of Directors of the Company.


      The Company's principal executive offices are located at 46 Public Square, P.O. Box 3000, Wilkes-Barre, Pennsylvania 18703-3000 (telephone:
(717) 825-1100).

                              THE RIGHTS OFFERING

Rights.................... Each Holder of Company Stock will receive [   ]
                           transferable Rights for  every [    ] shares of
                           Company Stock held of record on [     ], 1994 [the
                           effective date of the Registration Statement of which this Prospectus forms a part] (the "Record Date"). The number of Rights distributed by the Company to each Holder of Company Stock will be rounded up to the nearest whole number. An
                           aggregate of approximately [    ] Rights will be
                           distributed pursuant to the Rights Offering. Each Right will be exercisable for one share of Common
                           Stock.  An aggregate of approximately [          ]
                           shares of Common Stock (the "Underlying Shares") will be sold upon exercise of the Rights assuming exercise of all Rights. The distribution of the Rights and sale of Underlying Shares is referred to herein as the "Rights Offering." See "The Rights Offering--The Rights."

Basic Subscription
  Privilege............... Rights holders are entitled to purchase for the
                           Subscription Price one share of Common Stock for each whole Right held (the "Basic Subscription Privilege"). See "The Rights
                           Offering--Subscription Privileges--Basic
                           Subscription Privilege."

Oversubscription
  Privilege............... Each holder of Rights who elects to exercise in full his or her Basic Subscription Privilege may also subscribe at the Subscription Price for additional Underlying Shares available as a result of unexercised Rights, if any (the "Oversubscription Privilege"). If an insufficient number of Underlying Shares is available to satisfy fully all elections to exercise the Oversubscription Privilege, the available Underlying Shares will be prorated among holders who exercise their Oversubscription Privilege based on the respective numbers of Rights exercised by such holders pursuant to the Basic Subscription Privilege. See "The Rights Offering-- Subscription Privileges--Oversubscription
                           Privilege."

Subscription Price........ $[   ] in cash per share of Common Stock subscribed
                           for pursuant to the Basic Subscription Privilege or the Oversubscription Privilege.

Shares of Common Stock
  Outstanding after
  Rights Offering......... Approximately [          ] shares, based on the
                           number of shares outstanding on [         ], 1994
                           and assuming exercise of all Rights.

Intent of RCN............. RCN has informed the Company that it intends to
                           exercise the [       ] Rights it will receive in
                           respect of the shares of Company Stock currently owned by RCN.

Transferability of Rights. The Rights are transferable, and it is anticipated that they will trade on NASDAQ under the symbol "CTEXR." One registered broker-dealer has indicated that it intends to make a market in the Rights during the period the Rights are outstanding. No assurance can be given, however, that a market for the Rights will develop or, if such a market develops, how long it will continue.


                           The Subscription Agent will endeavor to sell Rights for holders who deliver a Subscription Certificate with the instruction for sale properly executed to the Subscription Agent by 11:00 a.m., New York City
                           time, on [         ], 1994.  See "The Rights
                           Offering--Method of Transferring Rights."


Record Date............... [          ], 1994 [the effective date of the
                           Registration Statement of which
                           this Prospectus forms a part].

Expiration Date........... [          ], 1994 [21 calendar days after the
                           Record Date], at 5:00 p.m., New York City time.


Procedure for Exercising
  Rights.................. Basic Subscription Privileges and Oversubscription
                           Privileges may be exercised by properly
                           completing and signing the Subscription Certificate evidencing the Rights (a "Subscription
                           Certificate") and forwarding such Subscription Certificate (or following the Guaranteed Delivery Procedures), with payment of the Subscription Price for each Underlying Share subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege, to the Subscription Agent on or prior to the Expiration Date. Any Rights holder subscribing for an aggregate of more than 5000 Underlying Shares pursuant to the Oversubscription Privilege prior to the Expiration Date shall not be required to deliver payment for such number of Underlying Shares in excess of 5000 until the Expiration Date. The Company, in its sole discretion, may determine to waive payment for such number of Underlying Shares in excess of 5000 subscribed for pursuant to the Oversubscription Privilege until after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected.
                           If the mail is used to forward Subscription
                           Certificates, it is recommended that insured, registered mail be used. No interest will be paid on funds delivered in payment of the Subscription Price.


                           Once a holder of Rights has exercised the Basic Subscription Privilege or the Oversubscription Privilege, such exercise may not be revoked. See "The Rights Offering--Exercise of Rights."


Procedure for Exercising
Rights by Foreign and
Certain Other
Shareholders.............. Subscription Certificates will not be mailed to
                           Holders of Company Stock whose addresses are outside the United States or who have an APO or FPO address, but will be held by the Subscription Agent for their account. To exercise such rights, such Holders must notify the Subscription Agent on or prior to 11:00 a.m., New York City time, on [ ], 1994, at which time (if no instructions have been received by the Subscription Agent) such Rights will be sold, if feasible, and the net proceeds, if any, remitted to such Holders. See "The Rights Offering--Foreign and Certain Other Shareholders."


Persons Holding Shares,
  or Wishing to Exercise
  Rights, Through
  Others.................. Persons holding shares of Company Stock and receiving the Rights distributable with respect thereto, through a broker, dealer, commercial bank, trust company or other nominee, as well as persons holding certificates of Company Stock personally who would prefer to have such institutions effect transactions relating to the Rights on their behalf, should contact the appropriate institution or nominee and request it to effect the transactions for them. See "The Rights Offering--Exercise of Rights."


Issuance of Common
  Stock................... Certificates representing shares of Common Stock purchased pursuant to the Basic Subscription
                           Privilege will be delivered to subscribers as soon as practicable after the corresponding Rights have been validly exercised and full payment for shares has been received and cleared. For shares purchased pursuant to the Oversubscription Privilege, delivery of certificates will occur as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected. See "The Rights Offering--Subscription Privileges."

Use of Proceeds........... The net cash proceeds received by the Company from the sale of the shares of Common Stock offered hereby, after payment of fees and expenses, would be approximately $300 million, assuming full exercise of the Rights. The Rights Offering is, however, not conditioned upon any minimum level of exercise of the Rights, and there can be no assurance that the Company will raise any proceeds from the Rights Offering. RCN has, however, informed the Company that it intends to exercise the Rights it receives for an aggregate
                           subscription price of $[      ].  The net proceeds,
                           if any, from the Rights Offering will be used for general corporate purposes. Specifically, the Company expects that such proceeds, together with the proceeds from the pending sale of the Company's cellular properties, will be used primarily to develop Full Service Networks utilizing certain of the Company's cable television and telephone systems or other platforms and for potential acquisitions, joint ventures and similar strategic investments in the telecommunications industry. See "Use of Proceeds," "Corporate Strategy" and "The Company--Operations--Mobile Services."

Subscription Agent........ The First National Bank of Boston.  See
                           "Subscription Agent."

Information Agent......... MacKenzie Partners, Inc.  See "Information Agent."


Investment Considerations. There are substantial risks in connection with this offering that should be considered by prospective purchasers. See "Investment Considerations."


                 SELECTED FINANCIAL AND OPERATING INFORMATION


The following selected historical financial information as of and for the periods ended June 30, 1994 and June 30, 1993 is unaudited but, in the opinion of the Company's management, includes all recurring adjustments necessary for a fair presentation of the results of operations for such periods.
Information as of and for the six months ended June 30, 1994 and June 30, 1993 has been derived from, and should be read in conjunction with, the Company's unaudited consolidated condensed financial statements for such periods, which are included in the Company's Quarterly Reports on Form 10-Q for the six months ended June 30, 1994, which report is incorporated by reference in this Prospectus. The results for such interim periods are not necessarily indicative of the results for the full fiscal year. The information as of and for the three fiscal years ended December 31, 1993 has been derived from, and should be read in conjunction with, the Company's Consolidated Financial Statements for the three fiscal years ended December 31, 1993, which have been audited by independent public accountants and are included in the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1993, which report is incorporated by reference in this Prospectus and the Company's consolidated financial statements for the three fiscal years ended December 31, 1992 which have been audited by independent public accountants and are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 as previously filed with the Commission. The information with respect to the fiscal years ended December 31, 1990 and December 31, 1989 has been derived from, and should be read in conjunction with, the Company's Consolidated Financial Statements for the three fiscal years ended December 31, 1992, 1991 and 1990, which have been audited by independent public accountants and are included in the Company's Annual Reports on Form 10-K for the fiscal years ended December 31, 1992, 1991 and 1990, respectively, as previously filed with the Commission.


                     Summary Financial and Operating Data
          (dollars in thousands except per share and operating data)

                                                                                                             Six Months Ended
                                                                   Year Ended December 31,                      June 30,(1)
                                              -----------------------------------------------------------    ------------------
                                                1989(2)       1990        1991        1992         1993       1993        1994
                                              ---------    ---------   ---------    ---------    --------    -------    -------
Consolidated Statement of Operations Data:
 Sales....................................    $161,005     $200,383    $232,818     $256,564     $283,987   $138,230   $145,114
 Operating income before depreciation
  and amortization........................      65,386       80,638      89,738      105,370      107,644     55,805     58,253
 Depreciation and amortization............      43,673       62,712      78,145       75,289       73,103     36,927     36,690
 Operating income.........................      21,713       17,926      11,593       30,081       34,541     18,879     21,563
 Interest income..........................       1,721        1,321       1,801        2,178        1,609        839      1,250
 Interest expense.........................     (14,632)     (31,889)    (37,472)     (37,321)     (34,204)   (17,147)   (16,333)
 Other income (expense)...................         (11)      (1,242)        685          291        1,408        152        613
 Income (loss) before income taxes........       8,791      (13,884)    (23,393)       1,303        5,342
 Provision (benefit) for income taxes.....       3,903       (3,782)     (5,486)       3,284       10,714      4,465      3,973
 Income (loss) before minority interest
  and equity in unconsolidated
  entities................................       4,888      (10,102)    (17,907)      (1,981)      (5,372)       246      4,013
 Income (loss) from continuing operations
  before cumulative effect of
  accounting principle changes............       5,787       (9,594)    (19,415)      (2,061)      (5,486)       279      3,818(3)
 Cumulative effect of changes in
  accounting principles...................                                   --           --       (1,163)    (1,163)      (393)
 Net income (loss)........................       4,460       (9,943)    (12,392)      (2,061)      (6,649)      (884)       564
 Net income (loss) per share..............         .27         (.60)       (.75)        (.13)        (.40)      (.05)       .03
 Capital expenditures.....................      52,146       69,657      55,050       51,207       59,142     34,212     27,162
Cable:
 Sales....................................      35,868       63,925      76,128       85,299       93,550     46,262     47,402
 Operating expenses(5)....................      37,358       72,747      80,589       85,070       90,931     44,294     44,925
 Operating income before depreciation
  and amortization(5).....................      14,807       28,056      35,401       40,937       44,328     22,784     23,394
 Depreciation and amortization............      16,297       36,878      39,862       40,708       41,709     20,816     20,917
Telephone:
 Sales....................................     110,834      113,104     119,310      123,039      125,293     62,617     61,129
 Operating expenses(5)....................      70,485       71,424      75,599       71,360       75,580     39,214     36,212
 Operating income before depreciation
  and amortization(5).....................      63,481       63,621      67,057       72,285       72,465     35,256     36,413
 Depreciation and amortization............      23,132       21,941      23,346       20,606       22,752     11,853     11,496
Mobile Services:(4)
 Sales....................................       6,466       10,753      13,993       18,687       24,810     10,912     15,165
 Operating expenses(5)....................      10,670       13,551      25,956       27,723       26,354     11,559     13,804
 Operating income (loss) before
  depreciation and amortization(5)........        (933)        (550)      1,442        3,552        5,590      2,931      4,851
 Depreciation and amortization............       3,271        2,248      13,405       12,588        7,134      3,578      3,490
Communication Services:
 Sales....................................       7,837       10,941      14,325       14,015       18,895      8,363      8,931
 Operating expenses(5)....................       8,860       14,425      17,815       15,118       19,923      8,828      9,369
 Operating income (loss) before
  depreciation and amortization(5)........        (924)      (3,351)     (3,287)        (891)        (649)      (299)      (276)
 Depreciation and amortization............          99          133         203          212          379        166        162
Long Distance:
 Sales....................................           -        1,660       9,062       15,445       21,383     10,044     12,470
 Operating expenses(5)....................           -        2,449      10,378       16,957       25,041     10,945     16,000
 Operating income (loss) before
  depreciation and amortization(5)........           -         (742)       (888)      (1,163)      (3,232)      (737)    (3,290)
 Depreciation and amortization............           -           47         428          349          426        164        240
- -----------------------------------------------------------------------------------------------------------------------------------

  (1) Unaudited.
  (2) Restated to reflect a disposition accounted for as a discontinued operation.
  (3) Excludes extraordinary charge of $2,861 for debt prepayment penalty.
  (4) On April 1, 1994, the Company signed a definitive agreement for the sale of its cellular properties to ICN for approximately
      $182,500, subject to certain adjustments. The sale is subject to FCC, antitrust and other approvals.  For information on the pro forma effect of such agreed sale, see "Pro Forma Condensed Consolidated Financial Statements."
  (5) Fiscal 1989 amounts have been restated to conform to the presentation in fiscal years 1990 through 1993 which excludes the effects of allocated general corporate expenses on operating income (loss) before depreciation and amortization and on operating expenses.

                                                                      December 31,                               June 30,(1)
                                             ------------------------------------------------------------    ------------------
                                                1989          1990        1991        1992         1993       1993        1994
                                             ----------    ---------   ---------    ---------    --------    -------    -------
Balance Sheet Data:
 Cash and temporary cash investments.......     6,306       24,057      49,636       58,837      60,182       57,063      47,328
 Total assets..............................   486,850      580,429     596,000      586,366     579,564      620,825     570,865
 Long term debt............................   268,290      364,970     432,482      421,780     409,293      415,310     386,187
 Common shareholders' equity...............    92,591       77,932      69,009       66,824      60,363       65,789      60,927
Operating Data:(1)
Cable Systems:
 Homes passed..............................   286,289      322,755     334,461      343,871     354,035      349,209     355,595
 Basic Subscribers (approximate)(2)........   175,000      197,000     207,000      218,000     224,000      228,000     236,000
 Premium revenue per average
  subscriber per month.....................     $7.75        $7.37       $6.61        $6.31       $6.01        $5.97       $5.52
Telephone:
 Access lines - business (approximate).....    32,000       37,000      38,000       41,000      44,000       42,000      47,000
 Access lines - residential
  (approximate)............................   152,000      157,000     160,000      163,000     167,000      165,000     168,000
 Access lines total (approximate)..........   184,000      194,000     198,000      204,000     211,000      207,000     215,000
 Average daily carrier access
   minutes of use(3)....................... 1,705,313    1,789,721   1,884,622    1,940,051   2,146,046    2,088,263   2,324,579
 Telephone employees.......................       763          665         635          610         608          616         609
 Telephone employees per 10,000
   access lines............................     41.47        34.28       32.07        29.90       28.82        29.76       28.33
________________________________

  (1) Unaudited.
  (2) A home with one or more television sets connected to a cable television system is counted as one basic subscriber.
  (3) Access minute data was derived from the Telephone Group's revenue system for all toll jurisdictions and divided by 365 to determine average daily usage.

                             INVESTMENT CONSIDERATIONS

      Each prospective purchaser should carefully examine all of the information contained in this Prospectus and should give particular consideration to the following risk factors:

Operating Losses


      The Company has experienced losses from continuing operations since 1990 and may incur losses from continuing operations in the future. The Company incurred losses of $6,649,000, $2,061,000, $19,415,000 and $9,594,000 for the
years ended December 31, 1993, 1992, 1991 and 1990, respectively. There can be no assurance as to when, if ever, the Company will recognize a profit from continuing operations.

Dividend Policy and Restrictions

      Since 1989, the Company has maintained a policy of not paying cash dividends. The Company does not intend to alter this policy in the foreseeable future. Certain debt instruments to which the Company is a party contain restrictions on the payment of cash dividends on Company Stock.

Indefinite Amount and Use of Proceeds

      The net cash proceeds from the Rights Offering after payment of fees and expenses would be approximately $300 million, assuming full exercise of all Rights. The Rights Offering is, however, not conditioned upon any minimum level of exercise of the Rights. Consequently, there can be no assurance that the Company will raise any proceeds from the Rights Offering. RCN has, however, informed the Company that it intends to exercise the Rights it
receives for an aggregate subscription price of $[   ].

      The Company expects to use the net proceeds, if any, from the Rights Offering to further its corporate strategy. More specifically, the Company expects to use such proceeds, together with the proceeds from the pending sale of the Company's cellular properties, to develop Full Service Networks utilizing certain of the Company's cable television and telephone systems or other platforms and for potential acquisitions, joint ventures and other similar strategic investments in the telecommunications industry. See "Use of Proceeds," "Corporate Strategy" and "The Company--Operations--Mobile Services." The Company's plans for the establishment of such Full Service Networks are still being developed and are subject to a number of variables, not all of which are within the control of the Company.

      The Company's ability to grow through acquisitions, joint ventures and similar strategic investments in the telecommunications industry will depend on the availability of reasonably priced properties, joint venture opportunities and investments and on the Company's ability to compete successfully for such properties, opportunities and investments against other companies, including companies with greater financial resources than the Company. Although the Company is exploring a number of possible transactions, the Company has no commitment for any material acquisition, joint venture or investment, and there can be no assurance that appropriate acquisition, joint venture and investment opportunities will arise in the future. The Company desires to position itself to take advantage of strategic opportunities as they arise. The Company cannot predict with any degree of precision how much capital will be needed for this purpose because of the uncertainty as to what opportunities, if any, will arise. If the Company does not raise adequate capital through the Rights Offering to pursue opportunities that may arise and that further its corporate strategy, the Company may attempt to raise capital through other means.


      Although substantially all of the proceeds from the Rights Offering and the cellular sale are intended to be applied toward effecting the Company's corporate strategy, such proceeds are not otherwise being designated for any more specific purpose. Pending their utilization for other corporate purposes, the Company expects to invest the proceeds from the Rights Offering and the cellular sale primarily in Treasury obligations, money market instruments and other similar securities.


Highly Competitive Industry


      The Company engages in various aspects of the telecommunications industry, and certain of the businesses in which it engages are in highly competitive sectors of the industry. In addition, as a result of technological, regulatory and other legal developments, the Company faces the risk of new or increased competition in virtually all businesses in which it engages. Although these developments are expected to provide new opportunities for the Company, it is not possible to predict their future effect on the telecommunications industry in general or on the Company in particular.


Effect of Regulation


      Most of the businesses operated by the Company are subject to extensive regulation. In recent years, the Company's Cable Group, like other operators of cable television systems, has become subject to extensive regulation at the federal, state and local levels. Many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proceedings or proposals. On October 5, 1992, Congress passed the Cable Television Consumer Protection and Competition Act of 1992 (the "Cable Act") which significantly expanded the scope of regulation of certain subscriber rates and a number of other matters in the cable industry, such as mandatory carriage of local broadcast stations and retransmission consent, and which will increase the administrative costs of complying with such regulations. On April 1, 1993, the FCC adopted its initial regulations on cable television rates, and on February 22, 1994, the FCC adopted revised rate regulations that became effective on May 15, 1994.

      The Company anticipates that certain provisions of the Cable Act that do not relate to rate regulation -- such as the provisions relating to retransmission consent and customer service and technical standards -- will reduce the operating margins of the Company's Cable Group. Otherwise, the Company is currently unable to predict the effect that implementation of the rate regulations and other provisions of the Cable Act will have on its business and results of operations in future periods. No assurance can be given at this time that such matters will not have a material adverse effect on the Company's business and results of operations in the future. Also, no assurance can be given as to what other future actions Congress, the FCC or other regulatory authorities may take or the effects thereof on the cable industry in general or on the Company in particular.

      The Cable Group's performance is dependent to a large extent on its ability to obtain and renew its franchise agreements from local government authorities on acceptable terms. To date, all of the Group's franchises have been renewed or extended, generally at or prior to their stated expirations and on acceptable terms. No assurance can be given in this regard as to future franchise renewals. No one franchise accounts for more than 10% of the Group's total revenue.


      The Company's local exchange telephone subsidiary, Commonwealth Telephone Company ("CTCo"), is subject to a rate-making process regulated by the Pennsylvania Public Utility Commission ("PPUC"). Consequently, the ability of the Company's Telephone Group to generate increased income and cash flow is largely dependent on its ability to increase its subscriber base, obtain higher message volumes and control its expenses. During 1993, the PPUC conducted an investigation of the appropriateness of CTCo transactions with affiliates and analyzed the earnings of CTCo. Following this investigation CTCo and the PPUC entered into an agreement imposing certain requirements and restrictions on CTCo. Among other things, CTCo agreed to provide its residential customers the enhancement of touch-tone service free of charge beginning February 1, 1994. The agreement also states that, barring unforeseen regulatory changes, CTCo will not increase basic service rates prior to January 1, 1997. The PPUC has also required CTCo to permit only income taxes actually paid to be recognized as a cost of service.
Accordingly, subsequent to December 31, 1993, the Company will not record deferred income taxes on certain temporary differences. These requirements and restrictions are not expected to have a material adverse effect on the Company.


Control by Principal Shareholder

      On most matters, including the election of directors, the holders of Common Stock and the holders of Class B Stock vote as a class with each share of Common Stock entitled to one vote and each share of Class B stock entitled to 15 votes. RCN controls over 50% of the total votes of all outstanding shares of Company Stock. Consequently RCN is able to elect a majority of the members of the Board of Directors of the Company and thereby control the Company's policies and operations. In addition, RCN's share ownership gives it the ability to control certain corporate actions requiring shareholder approval. RCN will continue to control over 50% of the total votes of all outstanding shares of Company Stock after the Rights Offering and if no
holders of Rights other than RCN exercise their Rights, RCN will own [   ]% of
the Common Stock, 59.6% of the Class B Stock and [   ]% of the combined votes
of all Company Stock. The control of the Company by RCN may tend to deter nonnegotiated tender offers or other efforts to obtain control of the Company and thereby deprive shareholders of opportunities to sell shares at prices higher than those prevailing in the market.


Relationship with RCN; Conflicts of Interest; Noncompetition Agreement

      RCN is a subsidiary of Kiewit Diversified Group, Inc. ("KDG"), which is a wholly owned subsidiary of Peter Kiewit Sons', Inc. ("PKS"). KDG owns 90% of RCN, and David C. McCourt, Chairman and Chief Executive Officer of the Company, owns the remaining 10% of RCN. KDG owns approximately 70% of and controls MFS Communications Company, Inc. ("MFS"). MFS provides a variety of telecommunications services, primarily over its digital fiber optic telecommunications networks. Certain of the officers and directors of the Company are also officers or directors of PKS, KDG, RCN and MFS. As a result of the common control of the Company and MFS, possible conflicts of interest could arise, for example, if either the Company or MFS were presented with the opportunity to engage in a business competing with the other or if the Company and MFS were to enter into a business relationship together. Potential conflicts of interest will be dealt with on a case-by-case basis taking into consideration relevant factors including the requirements of NASDAQ and prevailing corporate practices.

     The Company and PKS have entered into a Noncompetition Agreement dated as of May 26, 1993. The Noncompetition Agreement provides, among other things, that until the earlier to occur of (i) the tenth anniversary of the date of the Noncompetition Agreement and (ii) the date on which PKS ceases to own at least 30% of the issued and outstanding shares of common stock of MFS, PKS will not, and will cause its subsidiaries and affiliates (which would include the Company), not to compete directly or indirectly with MFS for the provision of certain telecommunications services to business or government users. In addition, PKS will not, and will cause its subsidiaries not to compete against MFS in the network systems integration and facilities management businesses with certain limited exceptions.


Uncertain Market for Rights

      One registered broker-dealer has indicated to the Company that it intends to make a market in the Rights. No assurance can be given, however, regarding whether a market for the rights will develop and, if one does develop, how long it will continue or the prices at which the Rights will trade from time to time in relation to the Common Stock. Moreover, because the Rights are new securities, the trading markets, if any, for the Rights may be volatile. There also can be no assurance that the shares of Common Stock issuable upon exercise of the Rights will trade at or above the Subscription Price.

Dilution

      Holders who do not exercise their Rights will experience a decrease in their proportionate interest in the equity ownership and voting power of the Company. The sale of the Rights may not compensate a holder for all or any part of any reduction in the market value of such shareholder's Company Stock resulting from the Rights Offering. Shareholders who do not exercise or sell their Rights will relinquish any value inherent in the Rights. Accordingly, holders are strongly urged to exercise or sell their Rights.

      The Subscription Price per share of Common Stock exceeds the net tangible book value per share of Company Stock. Accordingly, the purchasers of the Common Stock in the Rights Offering will experience immediate and substantial dilution. See "Dilution."

      Based on the 7,962,266 shares of Common Stock and 8,547,327 shares of Class B Stock outstanding as of June 30, 1994, the consummation of the Rights Offering would result (on a pro forma basis as of such date and assuming no additional Rights are issued as a result of rounding the number of Rights
distributed to holders up to the nearest whole number) in an increase of [    ]
shares of Common Stock outstanding.

Market Considerations


      There can be no assurance that the market price of the Common Stock will not decline during the period the Rights are outstanding or that, following the issuance of the Rights and the sale of the Underlying Shares upon exercise of Rights, a subscribing Rights holder will be able to sell shares purchased in the Rights Offering at a price equal to or greater than the Subscription Price. Once a holder of Rights has exercised the Basic Subscription Privilege or the Oversubscription Privilege, such exercise may not be revoked. Moreover, until certificates are delivered, subscribing Rights holders may not be able to sell the shares of Common Stock that they have purchased in the Rights Offering. Certificates representing shares of Common Stock purchased pursuant to the Basic Subscription Privilege will be delivered as soon as practicable after the corresponding Rights have been validly exercised and full payment for the shares has been received and cleared. For shares purchased pursuant to the Oversubscription Privilege, delivery of certificates will occur as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected.

      No interest will be paid to Rights holders on funds delivered to the Subscription Agent pursuant to the exercise of Rights pending delivery of Underlying Shares.



                                USE OF PROCEEDS


      The net cash proceeds from the Rights Offering after payment of fees and expenses would be approximately $300 million, assuming full exercise of all Rights. The Rights Offering is, however, not conditioned upon any minimum level of exercise of the Rights, and there can be no assurance that the Company will raise any proceeds from the Rights Offering. RCN has, however, informed the Company that it intends to exercise the Rights it receives for an
aggregate subscription price of $[      ].  The net proceeds, if any, from the
Rights Offering will be used for general corporate purposes. In the event that all Rights are not exercised the Company expects that, consistent with its corporate strategy as described below, the proceeds, together with the proceeds from the pending sale of the Company's cellular properties, will be used, first, to develop Full Service Networks utilizing certain of the Company's cable television and telephone systems or other platforms and, second, for potential acquisitions, joint ventures and similar strategic investments in the telecommunications industry. See "Corporate Strategy" and "The Company--Operations--Mobile Services." The Company desires to position itself to take advantage of strategic opportunities as they arise. The Company cannot predict with any degree of precision how much capital will be needed for this purpose because of the uncertainty as to what opportunities will arise. If the Company does not raise adequate capital through the Rights Offering to pursue opportunities that may arise and that further its corporate strategy, the Company may attempt to raise capital through other means.


                              CORPORATE STRATEGY

      The Company believes that the long term competitiveness of telecommunications systems will be based upon the capacity to provide Full Service Networks. Present basic telecommunications services such as cable television and telephone are provided over separate networks and the businesses of delivering these services have distinct and different attributes. Cable television (video) services are typically delivered over a broad band, one-way network with revenues generated principally on a subscription basis. Telephone (voice and data) service is provided over a two-way, narrow band network with revenues generated both on a subscription and a transaction basis. Full Service Networks will combine key attributes of both types of networks and businesses including the high capacity of cable television networks and the access to switching of telephone networks. Additionally, the Company believes these services (as well as various new services) will generate revenues on both a subscription and a transaction basis.

      The Company believes that because of its experience in the design, construction and operation of both telephone and cable television systems it is well positioned to implement competitive Full Service Networks designed around such systems as well as other platforms. The Company has been in the cable television business for nearly 15 years and has grown to be among the top 35 multiple system operators in the country. The Company has been in the telephone business for nearly 100 years. The Company believes that compared to telephone systems of similar or greater size its telephone operations have been among the most efficient in the United States as measured by employees per 10,000 access lines and as measured by trouble reports.

      The Company intends to develop Full Service Networks utilizing certain of the Company's cable television and telephone systems or other platforms and to expand the footprint available for upgrade through acquisitions, joint ventures and similar strategic investments in the telecommunications industry. The Company intends to implement these expanded services at an early stage relative to its competitors.

      The Company believes that there will be acquisition and joint venture opportunities involving system operators which do not otherwise have the resources or expertise to effectively develop competitive networks. With adequate capital resources the Company believes it will be well positioned to take advantage of such opportunities as they arise. Although the Company is exploring a number of possible transactions, the Company has no commitment for any material acquisition, joint venture or investment, and there can be no assurance that appropriate acquisition, joint venture and investment opportunities will arise in the future.


                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      The principal market for the Common Stock is NASDAQ. The following table indicates the high and low per-share sales prices for the Common Stock as reported by NASDAQ for the periods indicated

                                                       High        Low
                                                      ------      -----
1992
      First Quarter...............................    $16.25      $14.50
      Second Quarter..............................     15.00       10.75
      Third Quarter...............................     14.00        9.75
      Fourth Quarter..............................     15.25       10.00
1993
      First Quarter...............................     17.75       13.50
      Second Quarter..............................     25.00       15.75
      Third Quarter...............................     28.00       23.50
      Fourth Quarter..............................     33.50       23.75
1994
      First Quarter...............................     31.00       27.25
      Second Quarter..............................     28.50       24.50
      Third Quarter(1)............................
_______________

(1)  Through the close of business on [       ], 1994.

      Since 1989, the Company has maintained a policy of not paying cash dividends. The Company does not intend to alter this policy in the foreseeable future. Certain debt instruments to which the Company is a party contain restrictions on the payment of cash dividends on the Company's Common Stock.

                                   DILUTION


      The pro forma net tangible book value of the shares of Company Stock as of June 30, 1994, reflecting the sale of the cellular properties, was approximately $86.5 million, or $5.24 per share. See "Pro Forma Condensed Consolidated Financial Statements." "Net tangible book value" per share represents the amount of total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of Company Stock outstanding. After giving effect to the sale by the Company of the [ ] shares of Common Stock offered hereby and after deducting the estimated offering expenses, the adjusted pro forma net tangible book value of the
Company as of June 30, 1994 would have been approximately $[     ], or $[ ]
per share, representing an immediate and substantial dilution of $[ ] per share in respect of shares of Common Stock purchased pursuant to this Rights Offering. The following table illustrates this per share dilution:

Subscription Price.................................................. $[     ]
  Pro forma net tangible book value per share
    before offering........................................   $5.24
  Increase per share attributable to shareholders exercising
    Rights.................................................  [     ]
Adjusted pro forma net tangible book value per share
    after offering..................................................  [     ]
Dilution to shareholders exercising Rights(1).......................  [     ]
                                                                     ========

- -------------
(1) Dilution is determined by subtracting the pro forma net tangible book value per share from the Subscription Price paid by an investor for a share of Common Stock in the Rights Offering.

                              THE RIGHTS OFFERING
The Rights

      The Company is distributing transferable Rights at no cost to the record holders ("Holders") of outstanding shares of Company Stock as of [ ], 1994 [the effective date of the Registration Statement of which this Prospectus forms a part] (the "Record Date"). The Company will distribute [ ] Rights for every [_____] shares of Company Stock held on the Record Date. The
Rights will be evidenced by transferable subscription certificates (the "Subscription Certificates") and each such Right entitles the holder thereof to subscribe for one share of Common Stock.

      The Subscription Price of $________ per share of Common Stock represents a discount of __% from the closing price of $______ for the Common Stock as
quoted on NASDAQ on [    ], 1994, the day prior to the commencement of the
Rights Offering. There can be no assurance that the Common Stock will trade at prices above the Subscription Price. See "Investment
Considerations--Uncertain Market for Rights."


      No fractional Rights or cash in lieu thereof will be issued or paid.
The number of Rights distributed to each Holder will be rounded up to the nearest whole number. No Subscription Certificate may be divided in such a way as to permit the holder of such certificate to receive a greater number of Rights than the number to which such Subscription Certificate entitles its holder, except that a depository, bank, trust company, or securities broker or dealer holding shares of Company Stock on the Record Date for more than one beneficial owner may, upon proper showing to the Subscription Agent, exchange its Subscription Certificate to obtain a Subscription Certificate for the number of Rights to which all such beneficial owners in the aggregate would have been entitled had each been a Holder on the Record Date. The Company reserves the right to refuse to issue any such Subscription Certificate if such issuance would be inconsistent with the principle that each beneficial owner's holdings will be rounded up to the nearest whole Right.


      Because the number of Rights distributed to each record holder will be rounded up to the nearest whole number, beneficial owners of Company Stock who are also the record holders of such shares will receive more Rights under certain circumstances than beneficial owners of Company Stock who are not the record holders of their shares and who do not obtain (or cause the record holder of their shares of Company Stock to obtain) a separate Subscription Certificate with respect to the shares beneficially owned by them, including shares held in an investment advisory or similar account. To the extent that record holders of Company Stock or beneficial owners of Company Stock who obtain a separate Subscription Certificate receive more Rights, they will be able to subscribe for more shares pursuant to the Basic Subscription Privilege and, in the event shares subscribed for pursuant to the Oversubscription Privilege are prorated, such record holders or beneficial owners will be able to subscribe for more shares pursuant to the Oversubscription Privilege.


      The issuance by the Company of shares of Common Stock pursuant to the Rights Offering is not conditioned upon the subscription of any minimum number of shares of Common Stock by holders of the Rights, and no assurance can be given that the Company will raise any proceeds from the Rights Offering. RCN has, however, informed the Company that it intends to exercise the Rights it
receives for an aggregate subscription price of $[   ].


      BEFORE EXERCISING OR SELLING ANY RIGHTS, POTENTIAL INVESTORS ARE URGED TO READ CAREFULLY THE INFORMATION SET FORTH UNDER "INVESTMENT CONSIDERATIONS."

Expiration Date


      The Rights will expire at 5:00 p.m., New York City time, on [        ],
1994 [21 calendar days after the Record Date] (the "Expiration Date"). After such time, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after 5:00 p.m., New York City time, on the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below.


Subscription Privileges


      Basic Subscription Privilege. Each Right will entitle the holder thereof to receive, upon payment of the Subscription Price, one share of Common Stock (the "Basic Subscription Privilege"). Certificates representing shares of Common Stock purchased pursuant to the Basic Subscription Privilege will be delivered to subscribers as soon as practicable after the corresponding Rights have been validly exercised and full payment for shares has been received and cleared.


      Oversubscription Privilege. Subject to the allocation described below, each Right also carries the right to subscribe at the Subscription Price for additional shares of Common Stock (the "Oversubscription Privilege") up to the amount offered hereby. All beneficial holders who exercise the Basic Subscription Privilege in full will be entitled to exercise the Oversubscription Privilege.

      Underlying Shares will be available for purchase pursuant to the Oversubscription Privilege only to the extent that any Underlying Shares are not subscribed for through the Basic Subscription Privilege. If the Underlying Shares not subscribed for through the Basic Subscription Privilege (the "Excess Shares") are not sufficient to satisfy all subscriptions pursuant to the Oversubscription Privilege, the Excess Shares will be allocated pro rata (subject to the elimination of fractional shares) among those holders of Rights exercising the Oversubscription Privilege, in proportion, not to the number of shares requested pursuant to the Oversubscription Privilege, but to the number of shares each beneficial holder exercising the Oversubscription Privilege has purchased pursuant to the Basic Subscription Privilege; provided, however, that if such pro rata allocation results in any Rights holder being allocated a greater number of Excess Shares than such holder subscribed for pursuant to the exercise of such holder's Oversubscription Privilege, then such holder will be allocated only such number of Excess Shares as such holder subscribed for and the remaining Excess Shares will be allocated among all other holders exercising the Oversubscription Privilege. Certificates representing shares of Common Stock purchased pursuant to the Oversubscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected.


      Banks, brokers and other nominee holders of Rights who exercise the Basic Subscription Privilege and the Oversubscription Privilege on behalf of beneficial owners of Rights will be required to certify to the Subscription Agent and the Company, in connection with the exercise of the Oversubscription Privilege, as to the aggregate number of Rights that have been exercised and the number of Underlying Shares that are being subscribed for pursuant to the Oversubscription Privilege by each beneficial owner of Rights on whose behalf such nominee holder is acting.


Exercise of Rights


      Rights may be exercised by delivering to The First National Bank of Boston (the "Subscription Agent"), at or prior to 5:00 p.m., New York City time, on the Expiration Date, the properly completed and executed Subscription Certificate evidencing such Rights with any required signatures guaranteed, together with payment in full of the Subscription Price for each Underlying Share subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege. Any Rights holder subscribing for an aggregate of more than 5000 Underlying Shares pursuant to the Oversubscription Privilege prior to the Expiration Date shall not be required to deliver payment for such number of Underlying Shares in excess of 5000 until the Expiration
Date. The Company, in its sole discretion, may determine to waive payment for such excess number of Underlying Shares until after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected. All payments must be by (a) check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to The First National Bank of Boston, as Subscription Agent, or (b) by wire transfer of same-day funds, in which case please contact the Subscription Agent at (617) 575-2700 for such information. Payments will be deemed to have been received by the Subscription Agent only upon (i) clearance of any uncertified check, (ii) receipt by the Subscription Agent of any certified check or bank draft upon a U.S. bank or of any postal, telegraphic or express money order or (iii) receipt of good funds in the Subscription Agent's account designated above. If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, holders of Rights who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.



      The address to which the Subscription Certificates and payment of the Subscription Price should be delivered is:

            By Mail:


            The First National Bank of Boston
            P.O. Box 1872
            Mail Stop 45-01-19
            Boston, Massachusetts
            02105-1872


            By Hand:


            BancBoston Trust Company of New York
            55 Broadway
            3rd Floor
            New York, New York
            10006


            By Overnight Courier:


            The First National Bank of Boston
            Shareholder Services Division
            150 Royall Street
            Mail Stop 45-01-19
            Canton, Massachusetts
            02021



If a Rights holder wishes to exercise Rights, but time will not permit such holder to cause the Subscription Certificate or Subscription Certificates evidencing such Rights to reach the Subscription Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

          (i) such holder has caused payment in full of the Subscription Price for each Underlying Share being subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege (subject to the right of the Company to waive advance payment in respect of the Oversubscription Privilege as described above) to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;

         (ii) the Subscription Agent receives, on or prior to the Expiration Date, a guarantee notice ("Notice of Guaranteed Delivery"), substantially in the form provided with the instructions as to use of C-TEC Corporation Subscription Certificates (the "instructions") distributed with the Subscription Certificates, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. ("NASD"), or from a commercial bank or trust company having an office or correspondent in the United States (each, an "Eligible Institution"), stating the name of the exercising Rights holder, the number of Rights represented by the Subscription Certificate or Subscription Certificates held by such exercising Rights holder, the number of Underlying Shares being subscribed for pursuant to the Basic Subscription Privilege and the number of Underlying Shares, if any, being subscribed for pursuant to the Oversubscription Privilege, and guaranteeing the delivery to the Subscription Agent of any Subscription Certificate evidencing such Rights within five NASDAQ trading days following the Expiration Date; and

        (iii) the properly completed Subscription Certificate evidencing the Rights being exercised, with any required signatures guaranteed, is received by the Subscription Agent within five NASDAQ trading days following the Expiration Date. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificates at the address set forth above, or may be transmitted to the Subscription Agent by telegram or facsimile transmission (telecopy no. (617) 575-2232 or 2233). Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Information Agent, whose address and telephone number are set forth under "Information Agent."


      Funds received in payment of the Subscription Price for Excess Shares subscribed for pursuant to the Oversubscription Privilege will be held in a segregated account pending issuance of such Excess Shares. If a Rights holder exercising the Oversubscription Privilege is allocated less than all of the shares of Common Stock which such holder subscribed for pursuant to the Oversubscription Privilege, the excess funds paid by such holder in respect of the Subscription Price for shares not issued shall be returned by mail without interest or deduction as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected.


      Unless a Subscription Certificate (i) provides that the shares of Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the record holder of such Rights or (ii) is submitted for the account of an Eligible Institution, signatures on such Subscription Certificate must be guaranteed by an Eligible Institution or other eligible guarantor institution which is a member of or a participant in a medallion guarantee program acceptable to the Subscription Agent.

      Holders who hold shares of Company Stock for the account of others, such as brokers, trustees or depositories for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of such Rights should complete Subscription Certificates and submit them to the Subscription Agent with the proper payment. In addition, beneficial owners of Common Stock or Rights held through a record holder should contact the holder and request the holder to effect transactions in accordance with such beneficial owner's instructions.


      The instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE COMPANY.


      THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, YOU ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

      All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determinations will be final and binding. The Company in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. Neither the Company, the Subscription Agent, nor the Information Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

      Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery should be directed to the Information Agent, MacKenzie Partners, Inc., at its address set forth under "Information Agent" (telephone: (212) 929-5500 or (800) 322-2885).


No Revocation

      ONCE A HOLDER OF RIGHTS HAS EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE AND/OR THE OVERSUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED.

Method of Transferring Rights

      Rights may be purchased or sold through usual investment channels, including banks and brokers. It is anticipated that the Rights will be traded on NASDAQ under the symbol "CTEXR." Rights also may be sold in over-the-counter and private sales transactions. One registered broker-dealer has indicated that it intends to make a market in the Rights during the period the Rights are outstanding. No assurance can be given, however, that a market for the Rights will develop or, if such a market develops, as to how long it will continue.


      The Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the instructions accompanying the Subscription Certificate. A portion of the Rights evidenced by a single Subscription Certificate (but not fractional Rights) may be transferred by delivering to the Subscription Agent a Subscription Certificate properly endorsed for transfer, with instructions to register such portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing such transferred Rights). In such event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Rights holder or, if the Rights holder so instructs, to an additional transferee.

      The Rights evidenced by a Subscription Certificate also may be sold, in whole or in part, through the Subscription Agent by delivering to the Subscription Agent such Subscription Certificate properly executed for sale by the Subscription Agent. If only a portion of the Rights evidenced by a single Subscription Certificate are to be sold by the Subscription Agent, such Subscription Certificate must be accompanied by instructions setting forth the action to be taken with respect to the Rights that are not to be sold. If the Rights can be sold, sales of such Rights will be deemed to have been effected at the weighted average price received by the Subscription Agent on the day such Rights are sold, less any applicable brokerage commissions, taxes and other direct expenses of sale. Promptly following the settlement of such sale, the Subscription Agent will send the Rights holder a check for the net proceeds (after deduction of any applicable brokerage commissions, taxes and other direct expenses of the sale) from the sale of any Rights sold. The Company will pay the fees charged by the Subscription Agent for effecting such sales. Orders to sell Rights must be received by the Subscription Agent prior
to 11:00 a.m., New York City time, on [         ], 1994, and the Subscription
Agent's obligation to execute orders is subject to its ability to find buyers.

      Holders wishing to transfer all or a portion of their Rights (but not fractional Rights) should allow a sufficient amount of time prior to the Expiration Date for (i) the transfer instructions to be received and processed by the Subscription Agent, (ii) a new Subscription Certificate to be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and
(iii) the Rights evidenced by such new Subscription Certificates to be exercised or sold by the recipients thereof. Neither the Company nor the Subscription Agent shall have any liability to a transferee or transferor of Rights if Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

      Except for the fees charged by the Subscription Agent (which will be paid by the Company as described above), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

Procedures for Book Entry Transfer Facility Participants

      The Company anticipates that the Rights will be eligible for transfer through, and that the exercise of the Basic Subscription Privilege (but not the Oversubscription Privilege) may be effected through, the facilities of the Depository Trust Company, Midwest Securities Trust Company and Philadelphia Depository Trust Company (collectively, the "Book Entry Facilities"; Rights exercised through any such facility are referred to as "Book Entry Exercised Rights"). The holder of a Book Entry Exercised Right may exercise the Oversubscription Privilege in respect of such Book Entry Exercised Right by properly executing and delivering to the Subscription Agent, at or prior to 5:00 p.m., New York City time, on the Expiration Date, a Nominee Holder Oversubscription Form, together with payment of the Subscription Price for the number of Underlying Shares for which the Oversubscription Privilege is to be exercised. Any Rights holder subscribing for an aggregate of more than 5000 Underlying Shares pursuant to the Oversubscription Privilege prior to the Expiration Date shall not be required to deliver payment for such number of Underlying Shares in excess of 5000 until the Expiration Date. The Company, in its sole discretion, may determine to waive payment for such excess number of Underlying Shares until after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected. Copies of the Nominee Holder Oversubscription Form may be obtained from the Subscription Agent.


Effect of Rights Offering on Other Securities and Stock Options of the Company and Company Plans

      The number of shares covered by certain stock options and the option prices thereunder are subject to adjustment in accordance with the provisions thereof. The Company's stock option plan or, in certain cases, the stock option agreements evidencing awards made thereunder, require the Compensation Committee of the Board of Directors (the "Committee") to make appropriate adjustments to the outstanding options or other awards in the event of any split-ups, stock dividends, recapitalizations, mergers, consolidations, combinations, exchanges of shares and the like (each an "adjustment event"). The Committee, whose determination shall be conclusive, has discretion to determine the nature and extent of the adjustments to be made in order to make the outstanding options or awards, immediately after such adjustment event, equivalent to such options or awards immediately prior to such adjustment event.

      The Committee will meet to determine whether the Rights Offering is an adjustment event and if so, what adjustment to make.

Determination of Subscription Price

      The Subscription Price was determined by the Company and its Board of Directors. In making this determination, the Company considered, among other factors, the market price of the Common Stock, the pro rata nature of the offering and pricing discounts customarily applied in transactions of this type. The Subscription Price should not be considered an indication of the actual value of the Company or the Common Stock. See "Price Range of Common Stock and Dividend Policy."


Intent of RCN

      RCN will receive [      ] Rights in respect of the shares of Company
Stock it owns, and such Rights represent 34.5% of the total Rights to be distributed. RCN has informed the Company that it intends to exercise the
Rights it receives for an aggregate subscription price of $[    ].  If RCN is
the only holder to exercise its Rights, it will own approximately 59.6% of the Class B Stock and [ ]% of the Common Stock.

Foreign and Certain Other Shareholders


      Subscription Certificates will not be mailed to Holders whose addresses are outside the United States or who have an APO or FPO address, but will be held by the Subscription Agent for their account. To exercise such Rights, such Holders must notify the Subscription Agent on or prior to 11:00 a.m., New York City time, on [_______], 1994, at which time (if no instructions have been received by the Subscription Agent) the Rights represented thereby will be sold, if feasible, and the net proceeds, if any, remitted to such Holders. If the Rights can be sold, sales of such Rights will be deemed to have been effected at the weighted average price received by the Subscription Agent on the day such Rights are sold, less any applicable brokerage commissions, taxes and other expenses.


Other Matters

      The Rights Offering is not being made in any state or other jurisdiction in which it is unlawful to do so, nor is the Company selling or accepting any offers to purchase any shares of Company Stock from Rights holders who are residents of any such state or other jurisdiction. The Company may delay the commencement of the Rights Offering in certain states or other jurisdictions in order to comply with the securities law requirements of such states or other jurisdictions. It is not anticipated that there will be any changes in the terms of the Rights Offering. The Company, if it so determines in its sole discretion, may decline to make modifications to the terms of the Rights Offering requested by certain states or other jurisdictions, in which event Rights holders resident in those states or jurisdictions will not be eligible to participate in the Rights Offering.


                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

      The following summary describes certain United States federal income tax considerations applicable to U.S. Holders who hold Company Stock as a capital asset and who receive Rights in respect of such Company Stock in the issuance (the "Issuance"). This summary is based upon laws, regulations, rulings and decisions currently in effect. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular investor or to certain types of investors subject to special treatment under the federal income tax laws (for example, banks, dealers in securities, life insurance companies, tax exempt organizations and foreign taxpayers), nor does it discuss any aspect of state, local or foreign tax laws.

Issuance of the Rights

      Holders of Company Stock will not recognize taxable income in connection with the receipt or exercise of the Rights.

Basis and Holding Period of the Rights


      Except as provided in the following sentence, the basis of the Rights received by a shareholder as a distribution with respect to such shareholder's Company Stock will be zero. If either (i) the fair market value of the Rights on the date of Issuance is 15% or more of the fair market value (on the date of Issuance) of the Company Stock with respect to which they are received or
(ii) the shareholder elects, in his or her federal income tax return for the taxable year in which the Rights are received, to allocate part of the basis of such Company Stock to the Rights, then upon exercise or transfer of the Rights, the shareholder's basis in such Company Stock will be allocated between the Company Stock and the Rights in proportion to the fair market values of each on the date of Issuance. The holding period of a shareholder with respect to the Rights received as a distribution on such shareholder's Company Stock will include the shareholder's holding period for the Company Stock with respect to which the Rights were issued.

Transfer of the Rights

      A shareholder who sells Rights received in the Issuance prior to exercise will recognize gain or loss equal to the difference between the sale proceeds and such shareholder's basis (if any) in the Rights sold. Such gain or loss will be long-term capital gain or loss if such shareholder's holding period in the Rights (as discussed above) exceeds one year. The excess of net long-term capital gains over net short-term capital losses is taxed at a lower rate than ordinary income for certain non-corporate taxpayers. The distinction between capital gain or loss and ordinary income is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.

Lapse of the Rights

      Shareholders who allow the Rights received by them at the Issuance to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of the Company Stock, if any, owned by such holders of the Rights.

Exercise of the Rights; Basis
  and Holding Period of Common Stock

      Holders of Rights will not recognize any gain or loss upon the exercise of such Rights. The basis of the Common Stock acquired through exercise of the Rights will be equal to the sum of the Subscription Price therefor and the Rights holder's basis in such Rights (if any) as described above. The holding period for the Common Stock acquired through exercise of the Rights will begin on the date the Rights are exercised.


      THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH SHAREHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE RIGHTS OFFERING ON HIS OR HER OWN PARTICULAR TAX SITUATION, INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX LAWS.



             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


      On April 1, 1994, the Company signed a definitive agreement (the "Cellular Agreement") for the sale of its cellular properties to ICN for approximately $182.5 million, subject to certain adjustments. The parties to the Cellular Agreement are ICN, the Company and the following subsidiaries of the Company: Cellular Plus, Inc., Cellular Plus Services, Inc., C-TEC Cellular Centre County, Inc., and Cellular Plus of Iowa, Inc. The sale is subject to FCC, antitrust and other approvals, and is expected to close during the third quarter of 1994. The following unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 1994 gives effect to the agreed sale as though it had occurred on June 30, 1994. The following unaudited Pro Forma Condensed Consolidated Statements of Operations for the six months ended June 30, 1994 and the year ended December 31, 1993 give effect to the agreed sale as though it had occurred on January 1, 1993. These pro forma financial statements should be read in conjunction with the Company's historical consolidated financial statements and notes thereto contained in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1993, and in the quarterly report on Form 10-Q for the six months ended June 30, 1994. The Pro Forma Condensed Consolidated Statements of Operations and Balance Sheet are not necessarily indicative of the actual results of operations or financial position which would have been reported if the agreed sale had occurred on the respective dates referred to above nor do they purport to indicate the results of future operations or financial position of the Company. In the opinion of management, all adjustments necessary to present fairly such pro forma financial statements have been made.


                Pro Forma Condensed Consolidated Balance Sheet
                            (Dollars in Thousands)
                                  (Unaudited)


                                          June 30,
                                            1994      Pro Forma
                                          (actual)  Adjustments(a)  Pro Forma
                                          --------  --------------  ---------
       ASSETS
Current Assets
Cash and temporary cash investments...... $ 47,328     $141,604     $188,932
Other current assets.....................   48,811       (3,515)      45,296
Deferred income taxes....................    3,134          (27)       3,107
                                          --------     --------     --------
Total current assets.....................   99,273      138,062      237,335
                                          ========     ========     ========

Property, Plant and Equipment
Telephone plant..........................  388,430           -       388,430
Cable plant..............................  180,902           -       180,902
Mobile Cellular plant....................   30,468      (27,797)       2,671
Other property, plant and equipment......   12,143           -        12,143
                                          --------     --------     --------
Total property, plant and equipment......  611,943      (27,797)     584,146
Accumulated depreciation.................  264,040        9,121      254,919
                                          --------     --------     --------
Net property, plant and equipment........  347,903      (18,676)     329,227
                                          --------     --------     --------
Investments..............................   14,771       (1,283)      13,488

Intangible Assets, Net...................   91,669      (33,236)      58,433
                                          --------     --------     --------

Deferred Charges.........................   17,249            -       17,249
                                          --------     --------     --------

Total Assets............................. $570,865     $ 84,867     $655,732
                                          ========     ========     ========

     LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Current maturities of long-term
    debt and preferred stock............. $  9,449         (421)       9,028
Advance billings and customer deposits...    8,526         (326)       8,200
Accrued taxes............................   11,684            -       11,684
Accrued interest.........................    6,567          (37)       6,530
Other current liabilities................   34,513       (3,215)      31,298
                                          --------     --------     --------
Total current liabilities................   70,739       (3,999)      66,740
                                          --------     --------     --------
Long-Term Debt...........................  386,187       (1,306)     384,881
                                          --------     --------     --------
Deferred Income Taxes and
  Investment Tax Credits.................   30,572        8,900       39,472
                                          --------     --------     --------
Other Deferred Credits...................   19,718            -       19,718
                                          --------     --------     --------
Minority Interest........................    2,448       (2,448)           -
                                          --------     --------     --------
Redeemable Preferred Stock...............      274            -          274
                                          --------     --------     --------
Common Shareholders' Equity
Common stock.............................   16,887            -       16,887
Additional paid-in capital...............   20,635            -       20,635
Retained earnings........................   28,693       83,720      112,413
Treasury stock at cost, 377,842 shares
   at June 30, 1994......................   (5,288)           -       (5,288)
                                          --------     --------     --------
Total common shareholders' equity........   60,927       83,720      144,647
                                          --------     --------     --------
Total Liabilities
   and Shareholders' Equity.............. $570,865     $ 84,867     $655,732
                                          ========     ========     ========


        See accompanying Notes to Pro Forma Condensed Consolidated
                           Financial Statements.


           Pro Forma Condensed Consolidated Statement of Operations
                    For the Six Months Ended June 30, 1994
                (Dollars in Thousands Except Per Share Amounts)
                                  (Unaudited)


                            Six Months Ended
                             June 30, 1994       Pro Forma
                               (actual)        Adjustments(b)    Pro Forma(c)
                            ----------------   --------------    ------------


Sales........................ $  145,114         $ (13,785)        $  131,329
Costs & Expenses.............    123,551           (12,264)           111,287
                              ----------         ---------         ----------
Operating Income.............     21,563            (1,521)            20,042

Interest Income..............      1,250               (40)             1,210
Interest Expense.............    (16,333)               79            (16,254)
Gain on Sale of Pennsylvania
  Cable Properties...........        893                 -                893
Other Income, Net............        613                 3                616
                              ----------         ---------         ----------
Income Before Income Taxes...      7,986            (1,479)             6,507

Provision For Income Taxes...      3,973            (1,008)             2,965
                              ----------         ---------         ----------
Income Before Minority
  Interest and Equity in
  Unconsolidated Entities....      4,013              (471)             3,542

Minority Interest in Income
  of Consolidated Entities...       (476)              429                (47)
Equity in Loss of
  Unconsolidated Entities....        281               (91)               190
                              ----------         ----------        ----------

Income Before Extraordinary
  Charge and Cumulative
  Effect of Accounting
  Principle Change........... $    3,818              (133)        $    3,685
                              ==========         ----------        ==========

Earnings (Loss) Per Average
  Common Share Income
  before extraordinary
  charge and cumulative
  effect of accounting
  principle change........... $      .23                          $      .22
                              ==========                          ==========

Average Common Shares
  Outstanding................ 16,509,593                          16,509,593


        See accompanying Notes to Pro Forma Condensed Consolidated
                           Financial Statements.


           Pro Forma Condensed Consolidated Statement of Operations
                     For the Year Ended December 31, 1993
                (Dollars in Thousands Except Per Share Amounts)
                                  (Unaudited)


                              Year ended
                           December 31,1993        Pro Forma
                              (actual)          Adjustments(b)   Pro Forma(c)
                           ----------------     --------------   ------------

Sales.....................    $ 283,987          $ (22,570)      $ 261,417

Costs and Expenses........      244,421            (22,924)        221,497
Nonrecurring Charges......        5,025                  -           5,025
                             ----------          ---------      ----------

Operating Income..........       34,541                354          34,895

Interest Income...........        1,609                  -           1,609
Interest Expense..........      (34,204)               184         (34,020)
Gain on Sale of Marketable
  Equity Securities.......        1,988                  -           1,988
Other Income, Net.........        1,408                 62           1,346
                             ----------          ---------      ----------

Income Before Income
  Taxes...................        5,342                476           5,818
                             ----------          ---------      ----------

Provision for Income
  Taxes...................       10,714               (830)          9,884
                             ----------          ---------      ----------

Loss Before Minority
  Interest and Equity in
  Unconsolidated Entities.       (5,372)             1,306          (4,066)
                             ----------          ---------      ----------

Minority Interest in Income
  of Consolidated Entities         (341)               256             (85)

Equity in Income of
  Unconsolidated Entities.          227               (155)             72
                             ----------          ---------      ----------

Loss Before Cumulative
  Effect of Accounting
  Principle Changes.......       (5,486)             1,407          (4,079)
                             ==========          =========      ==========
(Loss) Earnings Per
  Average Common Share
  Loss before cumulative
  effect of accounting
  principle changes.......   $     (.33)                        $     (.25)
                             ==========                         ==========

Average Common Shares
  Outstanding.............   16,506,494                         16,506,494


        See accompanying Notes to Pro Forma Condensed Consolidated
                           Financial Statements.

        Notes to Pro Forma Condensed Consolidated Financial Statements



a) Adjustments to record the disposition of certain cellular properties. The adjustments assume that the sale proceeds, net of income taxes estimated to be payable after the utilization of certain net operating loss carryforwards, are retained as temporary cash investments. The adjustments assume the realization of deferred tax assets of approximately $18 million, representing the tax benefits associated with the utilization of approximately $52.7 million net operating loss carryforwards. Adjustments also assume a reduction in a related valuation allowance for deferred tax assets of approximately $6 million. An after-tax gain of approximately $77 million was assumed to be recognized on the sale. Certain working capital adjustments to the sales price to be made at closing were estimated to be approximately $7 million based on the historical asset and liability balances at June 30, 1994.

b) Adjustments to eliminate the historical results of certain cellular properties. Corporate overhead allocated to cellular operations has not been eliminated since that overhead would have been reallocated to other business segments.


c) The Pro Forma Consolidated Statements of Operations exclude a non-recurring after-tax gain of approximately $77 million expected to be realized on the sale, any gain or loss resulting from the curtailment of the pension obligation related to employees of the Company's cellular operations, and the reversal of a valuation allowance for deferred tax assets of approximately $6 million.


                                  THE COMPANY


      The Company was organized in 1979. It is incorporated under the laws of the Commonwealth of Pennsylvania and has its principal office in Wilkes-Barre, Pennsylvania. The Company is a holding company with wholly-owned subsidiaries, which are engaged in various aspects of the telecommunications industry and which are organized into five principal groups - Telephone, Cable, Communications Services, Mobile Services, and Long Distance. Through its wholly owned subsidiaries, the Company also has ownership interests in a number of other entities providing telecommunications services.

      On or about October 29, 1993, RCN acquired 600,768 shares of Common Stock and 5,094,223 shares of Class B Stock of the Company from a group consisting of Andrew J. Sordoni III, William B. Sordoni, Stephen Sordoni and Charles E. Parente (including entities wholly owned or controlled by any one or more of them) (the "Sellers") pursuant to the terms of the Stock Purchase Agreement dated June 17, 1993 among the Sellers, RCN and KDI. The purchase price paid by RCN was $202,327,191 and the source of such funds was RCN's and its affiliates' working capital. This transaction represented approximately 34 % of the equity and approximately 57 % of the voting control of the Company. RCN nominees currently constitute a majority of the Board of Directors of the Company.

      Financial information regarding the Company's industry segments is set forth in footnote 14 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1993, which is incorporated herein by reference.


      As of December 31, 1993, the Company had 1,282 full-time employees including general office and administrative personnel.

Operations

      Telephone


      The Telephone Group consists of a Pennsylvania public utility providing local telephone service to a 19 county, 5,067 square mile service territory in Pennsylvania. As of June 30, 1994, the Telephone Group provided service to approximately 215,000 main access lines. Of these 168,000 were residential and 47,000 primarily related to business. This Group's operating territory is rural, containing only 42.4 access lines per square mile as compared to a Pennsylvania average of approximately 151 lines per square mile. The Group's 79 central offices serve an average of approximately 2,700 lines and 65 square miles.


      In addition to providing local telephone service, this Group provides network access and billing and collection services to interexchange carriers. This Group also has other revenues which are considered non-regulated and primarily relate to telecommunications equipment sales and services and billing/collection services for interexchange long distance carriers.

      Intralata toll bypass and alternative local access telephone service providers are potential competitive threats, although no significant competition has occurred to date. Intralata toll and access revenue comprise a significant portion of the Group's business.

      Cable


      The Cable Group is a cable television operator with cable television systems located in the States of New York, New Jersey, Michigan and Delaware. The Group owns and operates cable television systems serving approximately 236,000 customers and manages cable television systems with an additional 36,000 customers, ranking it among the top 35 multiple system operators in the United States.


      During 1993, the Cable Group restructured rates and channel offerings to comply with the basic rate regulations and to minimize the impact on revenue of the Cable Act. The future impact of the Cable Act on the Cable Group and the cable television industry is still unclear. The Cable Group's 1993 operating results were not significantly impacted by the Cable Act. See "Investment Considerations--Regulation."

      The Group's performance is dependent to a large extent on its ability to obtain and renew its franchise agreements from local government authorities on acceptable terms. To date, all of the Group's franchises have been renewed or extended, generally at or prior to their stated expirations and on acceptable terms. During 1993, the Cable Group completed negotiations with 64 communities resulting in franchise renewals on terms which are acceptable to the Group. The Cable Group has 369 franchises, 63 of which are due for renewal within the next three years. No one franchise accounts for more than 10% of the Group's total revenue.

      Competition for the Group's services traditionally has come from a variety of providers including broadcast television, video cassette recorders and home satellite dishes. Direct broadcast satellite (DBS) which will allow consumers to receive cable programming for a fee once they purchase a receiving dish and a set-top terminal may increase competition in the future. Two DBS Companies are scheduled to launch their services in 1994. In addition, recent changes in federal regulation allow telephone companies to lease their networks to video programmers under the video dial-tone platform. Also, the recently announced mergers of various telephone and cable companies has heightened the concerns about competition in the future. The current regulatory environment appears to be fostering competition in cable television by telephone companies, and in telephone by cable companies. These regulations are still evolving. The Cable and Telephone Groups continue to monitor the progress of regulations affecting the telecommunications industry and are developing a business plan to meet future competition. It is impossible to predict at this time the impact of these technological and regulatory developments on the cable television industry in general or on the Cable Group in particular.

      Mobile Services


      On April 1, 1994, the Company signed a definitive agreement for the sale of its cellular properties to ICN for approximately $182.5 million, subject to certain adjustments. The sale is subject to FCC, antitrust and other approvals. For information on the pro forma effect of such agreed sale, see "Pro Forma Condensed Consolidated Financial Statements."

      The Mobile Services Group currently operates cellular telephone systems in MSAs and RSAs throughout eight counties in Northeastern and Central Pennsylvania and 24 counties in Southeast Iowa, serving a total population of
1.5 million. The Group also operates paging and message management services in Northeastern Pennsylvania.

      The Company's Pennsylvania and Iowa cellular territories each consist of two MSAs and three RSAs. Pursuant to FCC regulations only two cellular providers are allowed in each MSA and RSA. Thus, the Group has competition from one other cellular provider in each MSA and RSA.

      The Group's service territory was increased with the activation of three new cell sites in Pennsylvania in 1993. The Iowa cellular properties benefitted from four new cell sites in 1993. The Group increased subscribers by approximately 53% in 1993.




      In 1993, the Group introduced a call delivery Supersystem. Through a key strategic relationship with a neighboring service provider in Pennsylvania, the Group is now able to offer over 14,000 square miles of seamless cellular service in major surrounding travel corridors. The Supersystem allows customers to have calls automatically delivered to their roaming location in the Supersystem. Callers need only dial the customary seven-digit cellular phone number to contact the customer; roaming access numbers and codes are no longer necessary. To be competitive, the Group eliminated daily roaming charges and reduced roaming rates throughout the Supersystem area.

      Also instrumental in the subscriber growth has been the success of the Group's venture in the retail arena. The first Company-operated retail sales booths located in the walkways of shopping malls ("Kiosks") were opened in the fourth quarter of 1992. During 1993, the group added four additional Kiosks in key population areas in the Pennsylvania market. The Kiosks allow the Group to reach the ever-growing consumer market by being strategically positioned in major shopping malls, providing added shopping convenience and a continued marketing presence.


      Communication Services

      The Communications Services Group presently carries on business principally in the Northeastern United States providing telecommunications-related engineering and technical services. These services are provided out of the Group headquarters in Wilkes-Barre, Pennsylvania, and regional offices in Pennsylvania, New York and Virginia.


      The services provided by the Group include telephony engineering; system integration; operation and management of telecommunications facilities for large corporate clients, hospitals and universities; and installation of premises distribution systems in large campus environments. In addition, the Communications Services Group sells, installs and maintains private branch exchanges (PBXs) in Pennsylvania and New Jersey. The Group has also expanded its engineering services to include video and data engineering, and successfully implemented several major projects during 1993. These major projects were contracts for the construction of integrated voice, video and data distribution systems for a major university and for a governmental agency.


      The Group encounters major competition from interexchange carriers, regional bell operating companies, independent telephone companies, system integrators, interconnect companies and small independent consultants. The competition from various sources results in significant downward pressure on the prices and margins for the services the Group provides. The Group's cost effective operations, competitive pricing, flexibility to meet customer requirements, and reputation in the telecommunications industry for quality service have been its primary strengths against the competition.

      Long Distance


      The Long Distance Group principally operates in Pennsylvania. The Group began operations in 1990 by servicing the local area of the Telephone Group. In late 1992, the Long Distance Group entered the Wilkes-Barre/Scranton territory served by Bell Atlantic. In late 1993, the Group established sales offices in additional markets in Philadelphia, Pittsburgh, Harrisburg and Allentown. The primary focus in these markets is to provide services to residential and business customers.

      The Long Distance Group provides facility based services, is a "reseller" of several types of services and employs the networks of several long distance providers on a wholesale basis. As a result of market share growth, in 1993 the Group procured its own long distance switch which allows customers to choose the Long Distance Group as their long distance provider and dial the common "1+" to use the service. This switched service enables the Company to provide quality services such as private line services, 800 services, operating services and calling card services at reduced rates. The Group also provides telemarketing services, primarily to cable companies.

      Additionally, the Long Distance Group recognized the need for access to AT&T services to sell nationwide to large business customers with multiple locations. In 1992, the Group procured access to AT&T Tariff 12 services through a series of agreements. The AT&T Tariff 12 arrangement is a regulated tariff on file with the FCC pursuant to which AT&T services are provided at specified rates.


      The interexchange (long-distance) carrier market is crowded and competitive. Recent industry surveys indicate an estimated 350-400 interexchange carriers in operation. A key development was the rapid revenue growth by regional and niche oriented companies. Although the top three carriers (AT&T, MCI and Sprint) account for almost 90% of all interexchange carrier revenue, that share may decline as other interexchange carrier revenue grows.

      Intense competition in the mid-sized business market reflects the rapid growth of business customer revenue. The residential market is still dominated by the top three carriers. However, this domination may decline given increased price pressure combined with more aggressive marketing by the regional carriers.

      In Pennsylvania, the Long Distance Group has mirrored the overall growth statistics of the regional carriers. Competition for the mid-sized business market has come from other similarly situated carriers rather than the top three. The primary deviation from industry growth trends is seen in the residential market segment in the Telephone Group's operating territories. Here the Long Distance Group has continued to hold the predominant market share. A combination of value priced products, exceptional customer service and aggressive marketing activities has been the Group's primary strength against competition.

                         DESCRIPTION OF CAPITAL STOCK

      The following general summary of the Common Stock is qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation, as further amended (the "Articles of Incorporation"), a copy of which is on file with the Commission. See "Available Information."

      The authorized capital stock of the Company is 43,753,203 shares, consisting of 35,000,000 shares of Common Stock, par value $1.00 per share, and 8,753,203 shares of Class B Stock, par value $1.00 per share. As of June 30, 1994, the Company had outstanding 7,962,266 shares of Common Stock and 8,547,327 shares of Class B Stock.

Voting Rights and Powers

      With respect to all matters upon which shareholders are entitled to vote (including the election of directors) or to which shareholders are entitled to give consent, except as provided in the next sentence, the holders of the outstanding shares of the Common Stock and the holders of any outstanding shares of the Class B Stock shall vote together without regard to class, and every holder of the outstanding shares of the Common Stock shall be entitled to cast one vote for each share of the Common Stock held, and every holder of any outstanding shares of the Class B Stock shall be entitled to cast fifteen votes for each share of the Class B Stock held. However, with respect to any proposed amendment to the Articles of Incorporation which would (i) increase or decrease the par value of any class, (ii) alter or change the preferences, qualifications, limitations, restrictions or special or relative rights of the shares of any class so as to affect the holders of such class adversely, (iii) increase the authorized number of shares of any class, (iv) authorize a new class of shares senior or superior in any respect to the shares of any class, or (v) increase the number of authorized shares of any class senior or superior in any respect to the shares of any class then authorized, the approval of a majority of the votes entitled to be cast by the holders of the class affected by the proposed amendment, voting separately as a class, shall be obtained in addition to the approval of a majority of the votes entitled to be cast by the holders of the Common Stock and the Class B Stock voting together without regard to class as described above.

Dividends and Distributions

     Cash Dividends

      At any time shares of the Class B Stock are outstanding, as and when cash dividends may be declared by the Board of Directors, the cash dividends payable on shares of the Common Stock shall be in all cases at least 105% of the cash dividend payable on shares of the Class B Stock.


     Other Dividends and Distributions

      In the case of dividends in the form of stock or other property of the Company, each share of the Common Stock and each share of the Class B Stock is equal in respect of rights and dividends except that in the case of dividends or other distributions payable in stock or stock split-ups or divisions, shares of the Class B Stock shall be distributed only with respect to the Class B Stock and shares of the Common Stock may be distributed with respect to both the Common Stock and the Class B Stock.

Other Rights

      Except as otherwise required by the Pennsylvania Business Corporation Law or as otherwise provided in the Articles of Incorporation, each share of the Common Stock and each share of the Class B Stock has identical powers, preferences and rights, including rights in liquidation.

Conversion of Class B Stock

      Shares of Class B Stock shall be convertible at the option of the respective holders thereof, at any time, into fully paid and nonassessable shares of Common Stock on the basis of one share of Common Stock for each share of Class B Stock. Any holder of shares of the Class B Stock may elect to convert any or all of such shares at one time or at various times, in such holder's discretion.

      No payment or adjustment with respect to dividends on shares of the Common Stock or on the Class B Stock shall be made in connection with any conversion of shares of Class B Stock into shares of Common Stock except for those shares of the Class B Stock converted subsequent to the record date for the payment of a stock or cash dividend or other distribution on the shares of the Class B Stock but prior to such payment. In such an instance, the stock or cash dividend or other distribution will be paid on the Class B Stock to the registered holder of such shares as of the close of business on the record date as if no conversion had been made.

      In the event of any capital reorganization or any reclassification of the Common Stock (except for reorganizations or reclassifications involving a subdivision or combination of outstanding shares of the Common Stock), the shares of the Class B Stock shall thereafter have the right to be converted into the number of shares of stock or other securities or property of the Company to which outstanding shares of the Common Stock would have been entitled upon the effective date of the reorganization or reclassification.

      If the shares of the Common Stock or the Class B Stock at any time outstanding shall, by reclassification or otherwise, be subdivided into a greater number of shares or combined into a lesser number of shares, the shares of Class B Stock or Common Stock, respectively, then outstanding shall, at the same time, be subdivided or combined, as the case may be, on the same basis.

Liquidation Preferences

      In the event of dissolution, liquidation or winding up of the Company whether voluntary or involuntary, holders of the Company Stock shall be entitled to payment out of the assets of the Company ratably in accordance with the number of shares held by them, respectively.

Duration of Class Rights and Powers

      At any time when less than 25,000 shares of Class B Stock are outstanding any shares of the Class B Stock which are then outstanding shall without any action by the Board of Directors or the holder or holders thereof, automatically convert into and become for all purposes shares of Common Stock, and the provisions of the Articles of Incorporation which provide for different voting or cash dividend rights for the Common Stock and the Class B Stock shall not be of any effect. All shares of either or both the Common Stock or the Class B Stock which are then outstanding shall have equal and general voting power in all matters upon which shareholders of the Company are entitled to vote or give consent, even if at such time there shall have been fixed by the Board of Directors a record date for voting of any meeting of shareholders.

General


      The transfer agent and registrar for the Company's shares of Common Stock and Class B Stock is The First National Bank of Boston.


Common Stock Outstanding after Rights Offering

      Approximately [      ] shares of Common Stock will be issued in
connection with the Rights Offering assuming exercise of all Rights. Based on the 7,962,266 shares of Common Stock outstanding as of June 30, 1994, the issuance of such shares pursuant to the Rights Offering would result (on a pro
forma basis as of such date) in a [     ]% increase in the amount of
outstanding Common Shares.

      The outstanding shares of the Common Stock are listed on NASDAQ under the symbol "CTEX."

                             PLAN OF DISTRIBUTION

      The Company has agreed to pay broker-dealers fees for their soliciting efforts (the "Soliciting Fees") equal to $0.25 per share of Common Stock for each share of Common Stock issued pursuant to the exercise of Rights subject to a maximum Soliciting Fee of $250 in the case of each person beneficially purchasing more than 1,000 shares of Common Stock pursuant to the exercise of Rights. The Soliciting Fees will be paid directly to a broker-dealer designated on the applicable portion of the Subscription Certificate. Soliciting Fees will not be paid on any undesignated exercise of Rights.


                              SUBSCRIPTION AGENT


      The Company has appointed The First National Bank of Boston as Subscription Agent for the Rights Offering. The Subscription Agent's address, which is the address to which the Subscription Certificates and payment of the Subscription Price (other than wire transfers) should be delivered, as well as the address to which any Notice of Guaranteed Delivery must be delivered, is:

         By Mail:

         The First National Bank of Boston
         P.O. Box 1872
         Mail Stop 45-01-19
         Boston, Massachusetts
         02105-1872

         By Hand:

         BancBoston Trust Company of New York
         55 Broadway
         3rd Floor
         New York, New York
         10006

         By Overnight Courier:

         The First National Bank of Boston
         Shareholder Services Division
         150 Royall Street
         Mail Stop 45-01-19
         Canton, Massachusetts
         02021


      The Company will pay the fees and expenses of the Subscription Agent, and has also agreed to indemnify the Subscription Agent from certain liabilities in connection with the Rights Offering.


                               INFORMATION AGENT

         The Company has appointed MacKenzie Partners, Inc. as Information Agent for the Rights Offering. Any questions or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address below.

                           MacKenzie Partners, Inc.

                           156 Fifth Avenue
                           9th Floor
                           New York, New York 10010
                                      or
                           Call Toll Free
                           (800) 322-2885

The Company will pay the fees and expenses of the Information Agent and has also agreed to indemnify the Information Agent from certain liabilities in connection with the Rights Offering.

                                 LEGAL MATTERS

      The validity of the authorization and issuance of the securities offered hereby is being passed upon by Raymond B. Ostroski, Vice President and General Counsel of the Company. Davis Polk & Wardwell, New York, New York, will advise the Company with respect to certain other matters relating to the Rights Offering.


                                    EXPERTS

      The consolidated balance sheets as of December 31, 1993 and 1992 and the consolidated statements of operations, common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1993, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph referring to the Company's change in methods of accounting for income taxes and postretirement benefits other than pensions, of Coopers & Lybrand, independent accountants, given on the authority of that firm as experts in accounting and auditing.

No dealer, salesperson or any other
person has been authorized to give
any information or to make any                         [LOGO]
representations other than those
contained or incorporated by
reference in this Prospectus in
connection with the offer made by                       C-TEC
this Prospectus, and, if given or                    Corporation
made, such information or
representation must not be relied
upon as having been sanctioned or
authorized by the Company.  Neither
the delivery of this Prospectus nor
any sale made hereunder shall under                 Common Stock
any circumstances create any
implication that there has been no
change in the affairs of the Company
since the date hereof.  This
Prospectus does not constitute an
offer or solicitation by anyone in
any jurisdiction in which the person
making such offer or solicitation is
not qualified to do so or to any                     PROSPECTUS
person to whom it is unlawful to make
such offer or solicitation.

       TABLE OF CONTENTS

                                Page
                                ----


Available Information............
Documents Incorporated by
  Reference......................
Prospectus Summary...............
Investment Considerations........
Use of Proceeds..................
Corporate Strategy...............
Price Range of Common Stock and
    Dividend Policy..............
Dilution.........................
The Rights Offering..............
Certain Federal Income Tax
    Consequences.................
Pro Forma Condensed Consolidated
    Financial Statements.........
The Company......................               Dated [      ], 1994
Description of Capital Stock.....
Plan of Distribution.............
Subscription Agent...............
Information Agent................
Legal Matters....................
Experts..........................



                                  PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth expenses in connection with the issuance and distribution of the securities being registered. All amounts shown are estimated, except the SEC registration fee and the NASDAQ National Market listing fees.


SEC registration fee..............................................$ 114,998
NASDAQ listing fee................................................     *
Financial Advisor's fees and expenses.............................     *
Subscription Agent's fees and expenses............................     *
Information Agent's fees and expenses.............................     *
Accounting fees...................................................     *
Legal fees and expenses (including Blue Sky fees and expenses)....     *
Printing and engraving fees.......................................     *
Miscellaneous.....................................................     *

                                                                   --------
      Total.......................................................$    *
                                                                   ========
- ----------
* To be supplied by amendment.


Item 15.  Indemnification of Directors and Officers

     Reference is made to Sections 1741 and 1742 of the 1988 Business Corporation Law of the Commonwealth of Pennsylvania, which provide for indemnification of directors and officers in certain circumstances. In addition, Article IV of the By-laws of C-TEC provides that, except as prohibited by law, any director or officer of C-TEC is entitled to be indemnified in any action or proceeding in which he or she may be involved by virtue of holding such position.

     In addition, C-TEC maintains a directors' and officers' liability insurance policy.

     For the undertaking with respect to indemnification, see Item 17 herein.

Item 16.  Exhibits


     5    -    Opinion of Raymond B. Ostroski*

     23(a)-    Consent of Coopers & Lybrand

     23(b)-    Consent of Raymond B. Ostroski (included in Exhibit 5)*

     24(a)- Power of attorney (included in the signature page to the Registration Statement except in the case of the power of attorney for Eugene Roth).**

     24(b)-    Power of attorney for Eugene Roth.

     99(a)-    Form of Subscription Certificate.**

     99(b)-    Form of Instructions for Subscription Certificates.**

     99(c)-    Form of Notice of Guaranteed Delivery.**

     99(d)-    Form of Subscription Agency Agreement.*

- ---------
 *To be supplied by amendment.
**Previously filed.


Item 17.  Undertakings

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

                                SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Wilkes-Barre, Commonwealth of Pennsylvania, on the 16th day of August, 1994.


                                        C-TEC CORPORATION


                                        By          *
                                          ______________________
                                             David C. McCourt
                                             Chairman and Chief
                                              Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacity and on the dates indicated.

        Signature                    Title                      Date
        ---------                    -----                      ----

            *
    -------------------       Director, Chairman and
     David C. McCourt         Chief Executive Officer       August 16, 1994


            *
    -------------------       President and
     Michael J. Mahoney       Chief Operating Officer       August 16, 1994


            *
    -------------------       Executive Vice President
       Bruce Godfrey          and Chief Financial Officer   August 16, 1994


            *
    -------------------       Director                      August 16, 1994
       James Q. Crowe


            *
    -------------------       Director                      August 16, 1994
    Walter E. Scott, Jr.


            *
    -------------------       Director                      August 16, 1994
     Richard R. Jaros

            *
    -------------------       Director                      August 16, 1994
     Robert E. Julian

            *
    -------------------       Director                      August 16, 1994
      Thomas C. Stortz

            *
    -------------------       Director                      August 16, 1994
     David C. Mitchell

            *
    -------------------       Director                      August 16, 1994
      Frank M. Henry

            *
    -------------------       Director                      August 16, 1994
    Donald G. Reinhard

            *
    -------------------       Director                      August 16, 1994
    Eugene Roth, Esquire

            *
    -------------------       Director                      August 16, 1994
     Stuart E. Graham


*By /s/ Raymond B. Ostroski
   ------------------------
        Raymond B. Ostroski
      Attorney-In-Fact


                                EXHIBIT INDEX


Exhibit
Number                 Description of Document
- -------                -----------------------

5               Opinion of Raymond B. Ostroski*

23(a)           Consent of Coopers & Lybrand

23(b)           Consent of Raymond B. Ostroski (included in Exhibit 5)*

24(a) Power of attorney (included in the signature page to the Registration Statement except in the case of the power of attorney for Eugene Roth).**

24(b)           Power of attorney for Eugene Roth.

99(a)           Form of Subscription Certificate.**

99(b)           Form of Instructions for Subscription Certificates.**

99(c)           Form of Notice of Guaranteed Delivery.**

99(d)           Form of Subscription Agency Agreement.*

- --------------
 *To be supplied by amendment.
**Previously filed.